Exhibit 99.1

SciSparc Signs Non-Binding Letter of Intent for Exclusive Global Out-Licensing of Pain Treatment for Approximately $6 million

SciSparc will receive additional payments and execution fees if certain milestones are met

TEL AVIV, Israel, July 17, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced that it has signed a non-binding letter of intent (“LOI”) with an undisclosed biotechnology company to pursue the out-licensing of its SCI-160 program (the “Assets”) for the treatment of pain.

According to the LOI, the biotechnology company would receive exclusive, royalty-bearing global licenses to develop and sublicense the Assets. In exchange, SciSparc would be entitled to receive payment of $3 million in ordinary shares and pre-funded warrants of the biotechnology company, as well as potentially additional payments and execution fees of approximately $3 million in cash, if certain milestones will be met.

SCI-160 is an innovative, proprietary synthetic cannabinoid formulation for the treatment of pain. Based on pre-clinical studies conducted by the Company, the proprietary combination of cannabinoids and Palmitoylethanolamide has been found to be involved in mediating analgesic effects in the peripheral nervous system without causing significant side effects in both acute and chronic pain.

Moreover, in certain studies, SCI-160 was found to be well tolerated, did not cause any significant adverse clinical effects, and had a comparable analgesic effect to high-dose morphine and, in some individual instances, exerted even greater potency. While prescription opioids are effective treatments for moderate-to-severe pain, abuse of such opioids is a significant public health issue according to the Centers for Disease Control and Prevention. According to The National Center for Health Statistics, drug overdose deaths involving prescription opioids rose from 3,442 in 1999 to 14,716 in 2022.

“This LOI will allow us to focus on the Company’s core pharmaceutical activities that involve three late-stage programs for the treatment of Alzheimer’s disease, Tourette syndrome, and autism. We believe that the Company’s strong portfolio will enable us to maximize shareholder value,” said Oz Adler, SciSparc’s Chief Executive Officer.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the proposed transaction and that the LOI would allow the Company to focus on its core pharmaceutical activities that would, in turn, enable it to maximize shareholder value. The Company may not enter into or complete a definitive agreement for the proposed transaction with the biotechnology company or, even if it does, it may not create shareholder value. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055